SEC Mail Processing Section

MAR 2012

Washington DC
123

SECUR[illegible] IISSION

12012690

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CTC XS, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, 4th Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Moore (312) 863-8025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Steve Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CTC XS, L.L.C., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Director
Title

Notary Public

NOTARY PUBLIC ★ OFFICIAL SEAL STATE OF ILLINOIS
YVONNE MUNDT
MY COMMISSION EXPIRES
JUNE 9, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Member
CTC XS, L.L.C.

We have audited the accompanying statement of financial condition of CTC XS, L.L.C. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CTC XS, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

CTC XS, L.L.C.

Statement of Financial Condition

December 31, 2011

Contents

CTC XS, L.L.C.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 5,678,925
Due from broker	395,143
Brokerage receivables	518,886
Total assets	$ 6,592,954
Liabilities and member's capital	
Liabilities:	
Due to CTC Trading Group, L.L.C. and its affiliates	$ 2,996,266
Accounts payable and other accrued expenses	74,166
Total liabilities	3,070,432
Member's capital	3,522,522
Total liabilities and member's capital	$ 6,592,954

See accompanying notes.

CTC XS, L.L.C.

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Business

CTC XS, L.L.C. (the Company), a Delaware limited liability company formed on November 16, 2005, is an execution-only broker-dealer registered with the Securities and Exchange Commission (the SEC), and is a member of the Chicago Board Options Exchange (CBOE). The Company provides execution services to a limited number of broker-dealers and affiliates.

On January 1, 2011, CTC Holdings, L.P. (CTCH), the former sole member of the Company, distributed its ownership of the Company to its wholly-owned subsidiary CTC Trading Group, L.L.C. (CTG), and CTG became the sole member of the Company.

The Company has entered into a clearing agreement with an unaffiliated broker-dealer to process and clear all of the Company's securities transactions.

2. Significant Accounting Policies

Basis of Presentation

The Company follows U.S. generally accepted accounting principles (U.S. GAAP), including certain accounting guidance utilized in the brokerage industry.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of non-interest-bearing bank accounts, bank money market accounts, and investments in highly liquid instruments purchased with an original maturity of three months or less. The carrying value of cash equivalents approximates the fair value due to the short-term nature of these instruments.

Due From Broker

Due from broker represents cash balances held at the broker.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company (LLC) and is not separately liable for income taxes. The member recognizes the taxable income of the Company and, therefore, no provision has been made for U.S. federal or state income taxes in the accompanying statement of financial condition. ASC 740, *Accounting for Uncertainty in Income Taxes* defines how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition and is applied to all open tax years as of the effective date. The Company has evaluated tax positions taken, or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis of all significant tax jurisdictions and open tax years subject to examination, there were no tax positions not deemed to meet a more likely than not threshold. Therefore, no tax expense, including any interest or penalties, was recorded in the current year, and no adjustments were made to prior periods. The Company records interest and penalties, if any, in the Statement of Income. The Company is subject to examination by the U.S. Internal Revenue Service (IRS), and open tax years include 2007 through the current tax year.

3. Related-Party Transactions

Certain expenses of the Company are paid by CTG, or another of its wholly-owned subsidiaries and are reimbursed by the Company.

4. Net Capital and Other Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1), and has elected to compute its net capital requirements under the alternative method, as provided by Rule 15c3-1. Net capital can change day to day. At December 31, 2011, the Company had net capital of $3,303,097, which was $3,053,097 in excess of its required net capital of $250,000.

Advances to CTG and other affiliates, and equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Events

Management of the Company has evaluated the impact of subsequent events through the date of statement of financial condition issuance. No subsequent events have been recognized, or require additional disclosure in the statement of financial condition.

Ernst & Young LLP

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SEC
Mail Processing
Section

MAR 02 2012

Washington, DC
123

Statement of Financial Condition

CTC XS, L.L.C.
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG